Exhibit 99.1

NEWS RELEASE

Toronto, May 4, 2022

(in U.S. dollars unless otherwise noted)

Franco-Nevada Reports Strong Q1 Results

Hedge Against Inflation

“I am pleased to announce another strong quarter demonstrating our high margin business”, stated Paul Brink, President & CEO. “The portfolio benefited from strong precious metal, energy and iron ore prices. The Energy contribution was particularly strong, offset somewhat by lower precious metal deliveries. Total GEOs are on track to meet annual guidance. Our NSR and stream interests are inflation-proof and our G&A expenses are less than 3% of revenue. This allows revenue growth to translate directly into expanded earnings. Franco-Nevada is debt-free and is growing its cash balances. Our recent Asset Handbook highlighted good resource growth at our assets and we have a strong pipeline of precious metal opportunities.”

Q1 2022
	Strong Q1 results	vs
Q1 2021
Total GEOs[1] sold (including Energy)	178,614 GEOs	+2%
Revenue	$338.8 million	+10%
Net income	$182.0 million ($0.95/share)	+6%
Adjusted Net Income[2]	$177.2 million ($0.93/share)	+10%
Adjusted EBITDA[2]	$286.6 million ($1.50/share)	+9%
Margin[2]	84.6%	-1%

Strong Financial Position

●	No debt and $1.7 billion in available capital as at March 31, 2022
●	Generated $230.6 million in operating cash flow for the quarter
●	Quarterly dividend of $0.32/share

Sector-Leading ESG

●	Ranked #1 gold company by Sustainalytics, AA by MSCI and Prime by ISS ESG
●	Committed to the World Gold Council’s “Responsible Gold Mining Principles”
●	Partnering with our operators on community and ESG initiatives
●	Goal of 40% diverse representation at the Board and top leadership levels as a group by 2025

Diverse, Long-Life Portfolio

●	Most diverse royalty and streaming portfolio by asset, operator and country
●	Core assets outperforming since time of acquisition
●	Long-life reserves and resources

Growth and Optionality

●	Acquisitions, mine expansions and new mines driving long-term growth
●	Long-term optionality in gold, copper and nickel
●	Strong pipeline of precious metal opportunities

Quarterly revenue and GEOs sold by commodity
	Q1 2022		Q1 2021
	GEOs Sold	Revenue	GEOs Sold	Revenue
	#	(in millions)	#	(in millions)
PRECIOUS METALS
Gold	99,831	$187.5	107,005	$190.0
Silver	21,401	41.1	27,466	47.7
PGMs	7,395	14.2	11,498	19.5
	128,627	$242.8	145,969	$257.2
DIVERSIFIED
Iron ore	10,493	$19.3	2,801	$5.0
Other mining assets	563	1.1	805	1.6
Oil	20,176	39.0	14,926	26.0
Gas	15,142	29.5	8,477	14.4
NGL	3,613	7.1	2,759	4.7
	49,987	$96.0	29,768	$51.7
	178,614	$338.8	175,737	$308.9

For Q1 2022, we earned $338.8 million in revenue, up 9.7% from Q1 2021. The growth was primarily driven by higher realized oil and gas prices from our Energy assets and revenue from our Vale Royalty. These more than offset the decrease in Precious Metal revenue and resulted in 71.7% of our revenue being sourced from Precious Metal assets (55.4% gold, 12.1% silver, 4.2% PGM). Revenue was sourced 90.4% from the Americas (30.2% South America, 23.4% Central America & Mexico, 21.6% U.S. and 15.2% Canada).

Environmental, Social and Governance (ESG) Updates

During the quarter, we made further progress on our diversity goals with additional diverse representation through recruitment at the senior management level. We also published our fourth annual ESG report providing comprehensive emissions disclosure for our producing mining assets and our second year of TCFD and SASB-aligned disclosure. We continue to work with our partners on expanding our community contributions.

Portfolio Additions

●	Acquisition of Caserones Royalty: Subsequent to quarter-end, on April 14, 2022, we agreed to acquire an effective 0.4582% NSR royalty on JX Nippon Mining and Metals Group’s producing Caserones copper-molybdenum mine located in the Atacama Region of northern Chile for an aggregate purchase price of approximately $37.4 million. In connection with the royalty acquisition, we completed a $10.0 million private placement with EMX Royalty Corporation (“EMX”). EMX used the proceeds from the private placement to acquire an NSR on the Caserones mine on similar terms as Franco-Nevada.
●	Acquisition of Additional Castle Mountain Royalty: Subsequent to quarter-end, on May 2, 2022, we acquired an existing 2% NSR on gold and silver produced from the Pacific Clay claims, which comprise a portion of the JSLA pit of Equinox Gold’s Castle Mountain project in San Bernardino County, California, for $6.0 million. When combined with our 2.65% NSR on the broader Castle Mountain land position, we now have a 4.65% NSR on the Pacific Clay claims.

Q1 2022 Portfolio Updates

Precious Metal assets: GEOs from our Precious Metal assets were 128,627, compared to 145,969 GEOs sold in Q1 2021. Higher contributions from Guadalupe-Palmarejo and Candelaria were more than offset by lower deliveries from Hemlo, Antamina and Antapaccay.

South America:

●	Candelaria (gold and silver stream) – GEOs delivered and sold increased in Q1 2022 compared to Q1 2021. Copper and gold production were higher than in the prior year quarter primarily due to better grades. Deliveries in Q1 2021 were also relatively low due to the timing of shipments.
●	Antapaccay (gold and silver stream) – GEOs delivered and sold were lower in Q1 2022 compared to Q1 2021, due to anticipated lower than normal grades in 2022, as well as lower recoveries reflecting a temporarily elevated strip ratio.
●	Antamina (22.5% silver stream) – GEOs delivered and sold were lower in Q1 2022 compared to Q1 2021. In the prior year period, we benefited from particularly strong silver production as well as a more favourable GEO conversion ratio. In mid-April 2022, Antamina applied for an amendment to its currently approved environment impact study. The primary scope is to extend mine life from 2028 to 2036 by increasing storage capacities for waste and tailings in their current locations.
●	Cascabel (1% royalty) – In April 2022, SolGold released a prefeasibility study on the Cascabel project. The prefeasibility study mine plan targets the high grade core of the Alpala deposit with an initial Mineral Reserve of 558 million tonnes containing 3.3 million tonnes of copper at 0.58%, 9.4 million ounces of gold at 0.52 g/t and 30 million ounces of silver at 1.65 g/t over an initial 26-year mine life. SolGold plans to release a prefeasibility study addendum to include the Tandayama-America deposit in H2 2022 and a feasibility study in H2 2023.
●	Posse (Mara Rosa) (1% royalty) – In April 2022, Hochschild Mining announced the completion of the acquisition of Amarillo Gold, including Amarillo’s flagship Posse gold project, located in Brazil. Hochschild is targeting for construction to start in 2022, with production commencing in 2024.

Central America & Mexico:

●	Cobre Panama (gold and silver stream) – GEOs sold were relatively consistent with those sold in Q1 2021. For Q1 2022, Cobre Panama delivered copper production of 78,337 tonnes and achieved a record mill throughput of 7.6 million tonnes in March. Copper production was marginally down from Q4 2021 on slightly lower throughput due to planned SAG mill relines. Lower head grade compared to the same period in Q1 2021 accounted for 5% lower copper production, but full-year grades are expected to be consistent with full year 2021.
●	Guadalupe-Palmarejo (50% gold stream) – GEOs sold from Guadalupe-Palmarejo increased in Q1 2022 compared to the same quarter in 2021, owing to higher production from ground covered by the stream and higher mill throughput.

U.S.:

●	Stillwater (5% royalty) – GEOs from Stillwater decreased compared to Q1 2021. Production has been impacted by operational challenges and restrictions following a fatality in June 2021. Sibanye-Stillwater is assessing the operational output to optimise for operational constraints and market conditions.
●	Castle Mountain (2.65-4.65% royalties) – In 2021, Equinox Gold completed a feasibility study for a proposed Phase 2 expansion that is expected to increase average production to more than 200,000 ounces of gold annually, from 25,300 ounces produced in 2021. Equinox Gold submitted the Phase 2 permit amendment application in March 2022.
●	Rosemont/Copper World (2.085% royalty) – Hudbay Minerals is expecting to complete a preliminary economic assessment contemplating the development of the Copper World deposits in conjunction with the Rosemont deposit in the first half of 2022.
●	Stibnite (1.7% royalty) – Perpetua Resources announced that permitting continues to progress at its Stibnite Gold project and that it expects the U.S. Forest Service to publish a Supplemental Draft Environmental Impact Statement for public review and comment in early Q3 2022.

Canada:

●	Detour Lake (2% royalty) – In Q1 2022, Agnico Eagle reported new high-grade intersections at Detour Lake confirming the existence of a broad and continuous corridor of mineralization with the system remaining open at depth. An updated life of mine plan is expected in H2 2022. Agnico Eagle is also evaluating the potential to expand operations to 32 million tonnes per year and develop an underground mining operation.
●	Hemlo (3% royalty & 50% NPI) – Revenue from Hemlo was significantly lower than in Q1 2021 reflecting a decrease in production from ground where Franco-Nevada has royalty interests and higher operating costs which affected royalties under the NPI. Barrick expects improved underground activity in 2022.
●	Brucejack (1.2% royalty) – In March 2022, Newcrest Mining completed the acquisition of Pretium and the Brucejack mine. Newcrest Mining is focused on exploring the near-mine, extensional and district scale opportunity across the Brucejack district.
●	Kirkland Lake (1.5-5.5% royalty & 50% NPI) – Agnico Eagle reported that the focus at Macassa is on completing Shaft #4 infrastructure and ramping up production. Agnico Eagle is also evaluating the potential integration of the Amalgamated Kirkland (“AK”) deposit with production potentially starting in 2024. Franco-Nevada has an effective 3.5% NSR on the AK claims.
●	Canadian Malartic (1.5% royalty) – Production continues to transition from the Malartic pit to the Barnat pit. The Odyssey underground project, which is expected to extend the life of the complex to at least 2039, is progressing as planned with shaft sinking expected to begin in the fourth quarter of 2022. Infill and step-out drilling at the East Gouldie zone, where Franco-Nevada’s royalty claims cover a portion of the deposit, support continuity and point to increased scale.
●	Island Gold (0.62% royalty) – In April 2022, Alamos Gold reported that the Ontario Government had approved the Closure Plan Amendment for the Phase III Expansion which allows for the commencement of construction activities. An optimized mine plan is expected to be released mid-2022 and completion of the Phase III expansion is expected in 2025.
●	Ring of Fire (1-3% royalties) – In April 2022, Wyloo completed its acquisition of Noront. In addition to owning several royalties over Wyloo’s property, Franco-Nevada also has a loan receivable from Noront that had a contractual maturity date of September 30, 2022. Subsequent to Q1 2022, following the change of control, we elected for repayment of the loan and received $42.7 million on May 4, 2022.

●	Valentine Lake (2% royalty) – In April 2022, Marathon Gold reported that, upon receipt of final regulatory approvals and site permits, it intends to start early works activities in Q3 2022, supporting a schedule for first gold production in late 2024. A new technical report is also being prepared for Q4 2022. Marathon Gold continues to report positive exploration results at the Berry and Victory deposits.
●	Eskay Creek (1% royalty) – In March 2022, Skeena Resources announced further drilling results from the 2021 regional and near mine exploration programs at Eskay Creek including the 21A West Zone expansion discovery.

Rest of World:

●	Karma (4.875% gold stream) – In March 2022, Endeavour Mining sold its 90% interest in Karma to Néré Mining.
●	Duketon (2% royalty) – Development of the Garden Well South underground mine continues to progress, with commissioning of the primary pump station and first ore delivered during Q1 2022 and stoping in late Q2 2022.
●	Aphrodite (2.5% royalty) – In April 2022, St Barbara announced the completion of its acquisition of Bardoc Gold. The acquisition is expected to advance the development of the Bardoc Gold project, which encompasses the Aphrodite underground deposit, located in Western Australia.
●	Séguéla (1.2% royalty) - In March 2022, Fortuna Silver Mines announced a maiden Inferred Mineral Resource estimate for the satellite Sunbird discovery of 3.4 million tonnes at an average grade of 3.16 g/t gold containing 350,000 gold ounces.

Diversified assets: Our Diversified assets, primarily comprising our Iron Ore and Energy interests, generated $96.0 million in revenue, up from $51.7 million in Q1 2021. The increase is primarily due to higher realized oil and gas prices and the addition of the Vale Royalty in April 2021.

Iron Ore:

●	Vale Royalty (iron ore royalty) – We recorded $16.8 million in revenue from our Vale Royalty. Revenue recorded in Q1 2022 included $4.5 million of royalty payments related to the H2 2021 production period, reflecting retroactive volume adjustments and higher realized prices. As the royalty was acquired in April 2021, there is no revenue in the comparative period.
●	LIORC – LIORC declared a cash dividend of C$0.50 per common share, compared to C$1.00 per common share in Q1 2021, reflecting lower iron ore prices. Iron Ore Company of Canada (“IOC”) reported increased capital expenditures to upgrade existing infrastructure at the Carol Lake mine.

Energy:

●	Marcellus (1% royalty) – Revenue from the Marcellus asset increased compared to Q1 2021. Production was relatively consistent compared to the prior-year period, but revenues benefited from significantly higher NGL and natural gas prices.
●	Haynesville (various royalty rates) – Revenue from the Haynesville portfolio increased compared to Q1 2021, reflecting current high NGL and natural gas prices.
●	SCOOP/STACK (various royalty rates) – Revenue from the SCOOP/STACK increased compared to Q1 2021 due to slightly higher production from our royalties acquired through the Royalty Acquisition Venture with Continental, as well as higher prices.
●	Permian Basin (various royalty rates) – Revenue from the Permian basin increased compared to Q1 2021. The increase in revenue in the current period reflects higher realized prices, while volumes were relatively consistent with those produced in the prior year period.
●	Weyburn (NRI, ORR, WI) – Revenue from the Weyburn Unit was significantly higher compared to Q1 2021, reflecting the increase in commodity prices and the operating leverage of our NRI.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.32 per share. The dividend will be paid on June 30, 2022 to shareholders of record on June 16, 2022 (the “Record Date”). The Canadian dollar equivalent is to be determined based on the daily average rate posted by the Bank of Canada on the Record Date. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company has a Dividend Reinvestment Plan (the “DRIP”). Participation in the DRIP is optional. The Company will issue additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP. However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Canadian and U.S. registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Canadian and U.S. beneficial shareholders should contact their financial intermediary to arrange enrollment. Non-Canadian and non-U.S. shareholders may potentially participate in the DRIP, subject to the satisfaction of certain conditions. Non-Canadian and non-U.S. shareholders should contact the Company to determine whether they satisfy the necessary conditions to participate in the DRIP.

This press release is not an offer to sell or a solicitation of an offer for securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete unaudited Condensed Consolidated Financial Statements and Management’s Discussion and Analysis can be found on our website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, May 5, 2022 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q1 2022 results.

Interested investors are invited to participate as follows:

●	Via Conference Call: Toll-Free: (888) 390-0546; International: (416) 764-8688
●	Conference Call Replay until May 12, 2022: Toll-Free (888) 390-0541; International (416) 764-8677; Code 255229 #
●	Webcast: A live audio webcast will be accessible at www.franco-nevada.com

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada is debt-free and uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges. Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Sandip Rana
Chief Financial Officer
(416) 306-6303
info@franco-nevada.com

Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, performance guidance, carrying value of assets, future dividends and requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities, the performance and plans of third party operators, audits being conducted by the Canada Revenue Agency, the expected exposure for current and future assessments and available remedies, the remedies relating to and consequences of the ruling of the Supreme Court of Panama in relation to the Cobre Panama project, the aggregate value of Common Shares which may be issued pursuant to the Company’s at-the-market equity program (the “ATM Program”), and the Company’s expected use of the net proceeds of the ATM Program, if any. In addition, statements (including data in tables) relating to reserves and resources including reserves and resources covered by a royalty, stream or other interest, GEOs or mine lives are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates and assumptions are accurate and that such reserves and resources, mine lives and GEOs will be realized. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “potential for”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. A number of factors could cause actual events or results to differ materially from any forward-looking statement, including, without limitation: the price at which Common Shares are sold in the ATM Program and the aggregate net proceeds received by the Company as a result of the ATM Program; fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies and the enforcement thereof; the adoption of a global minimum tax on corporations; regulatory, political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; relinquishment or sale of mineral properties; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not the Company is determined to have “passive foreign investment company” (“PFIC”) status as defined in Section 1297 of the United States Internal Revenue Code of 1986, as amended; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; access to sufficient pipeline capacity; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; the impact of the COVID-19 (coronavirus) pandemic; and the integration of acquired assets. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company’s ongoing income and assets relating to determination of its PFIC status; no material changes to existing tax treatment; the expected application of tax laws and regulations by taxation authorities; the expected assessment and outcome of any audit by any taxation authority; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance. In addition, there can be no assurance as to the outcome of the ongoing audit by the CRA or the Company’s exposure as a result thereof. Franco-Nevada cannot assure investors that actual results will be consistent with these forward-looking statements. Accordingly, investors should not place undue reliance on forward-looking statements due to the inherent uncertainty therein.

For additional information with respect to risks, uncertainties and assumptions, please refer to Franco-Nevada’s most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov. The forward-looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

ENDNOTES:

1	GEOs: Starting in Q4 2021, revenue from Franco-Nevada’s Energy assets is included in the calculation of GEOs. GEOs for comparative periods have been recalculated to conform with the current presentation. GEOs include Franco-Nevada’s attributable share of production from our Mining and Energy assets after applicable recovery and payability factors. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Silver, platinum, palladium, iron ore, oil, gas and other commodities are converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the relevant gold price. The price used in the computation of GEOs earned from a particular asset varies depending on the royalty or stream agreement, which may make reference to the market price realized by the operator, or the average price for the month, quarter, or year in which the commodity was produced or sold. For Q1 2022, the average commodity prices were as follows: $1,874/oz gold (Q1 2021 - $1,794), $24.00/oz silver (Q1 2021 - $26.26), $1,041/oz platinum (Q1 2021 - $1,161) and $2,423/oz palladium (Q1 2021 - $2,405), $142/t Fe 62% CFR China (Q1 2021 - $166), $94.29/bbl WTI oil (Q1 2021 - $57.84) and $4.57/mcf Henry Hub natural gas (Q1 2021 - $2.73).
2	NON-GAAP FINANCIAL MEASURES: Adjusted Net Income and Adjusted Net Income per share, Adjusted EBITDA and Adjusted EBIDA per share, and Margin are non-GAAP financial measures with no standardized meaning under International Financial Reporting Standards (“IFRS”) and might not be comparable to similar financial measures disclosed by other issuers. For a quantitative reconciliation of each non-GAAP financial measure to the most directly comparable IFRS financial measure, refer to the following tables. Further information relating to these Non-GAAP financial measures is incorporated by reference from the “Non-GAAP Financial Measures” section of Franco-Nevada’s MD&A for the the three months ended March 31, 2022 dated May 4, 2022 filed with the Canadian securities regulatory authorities on SEDAR available at www.sedar.com and with the U.S. Securities and Exchange Commission available on EDGAR at www.sec.gov.
●	Adjusted Net Income and Adjusted Net Income per share are non-GAAP financial measures, which exclude the following from net income and earnings per share (“EPS”): impairment charges and reversal related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; unusual non-recurring items; and the impact of income taxes on these items.
●	Adjusted EBITDA and Adjusted EBITDA per share are non-GAAP financial measures, which exclude the following from net income and EPS: income tax expense/recovery; finance expenses and finance income; depletion and depreciation; non-cash costs of sales; impairment charges and reversals related to royalty, stream and working interests and investments; gains/losses on the sale of royalty, stream and working interests and investments; foreign exchange gains/losses and other income/expenses; and unusual non-recurring items.
●	Margin is a non-GAAP financial measure which is defined by the Company as Adjusted EBITDA divided by revenue.

Reconciliation of Non-GAAP Financial Measures:

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2022	2021
Net income	$182.0	$171.5
Foreign exchange (gain) loss and other (income) expenses	(6.2)	0.1
Tax effect of adjustments	1.4	(0.1)
Other tax related adjustments:
Recognition of previously unrecognized deferred tax assets	—	(10.6)
Adjusted Net Income	$177.2	$160.9
Basic weighted average shares outstanding	191.3	191.0
Adjusted Net Income per share	$0.93	$0.84

	For the three months ended
	March 31,
(expressed in millions, except per share amounts)	2022	2021
Net income	$182.0	$171.5
Income tax expense	36.0	19.8
Finance expenses	0.9	0.8
Finance income	(0.7)	(0.7)
Depletion and depreciation	74.6	71.2
Foreign exchange (gain) loss and other (income) expenses	(6.2)	0.1
Adjusted EBITDA	$286.6	$262.7
Basic weighted average shares outstanding	191.3	191.0
Adjusted EBITDA per share	$1.50	$1.37

	For the three months ended
	March 31,
(expressed in millions, except Margin)	2022	2021
Adjusted EBITDA	$286.6	$262.7
Revenue	338.8	308.9
Margin	84.6%	85.0%

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in millions of U.S. dollars)

	At March 31,	At December 31,
	2022	2021

ASSETS
Cash and cash equivalents (Note 4)	$722.7	$539.3
Receivables	144.5	119.8
Loan receivable (Note 5)	40.4	39.7
Prepaid expenses and other (Note 6)	42.0	52.6
Current assets	$949.6	$751.4

Royalty, stream and working interests, net (Note 7)	$5,095.1	$5,149.3
Investments (Note 5)	260.6	235.9
Deferred income tax assets	48.2	49.4
Other assets (Note 8)	46.9	23.9
Total assets	$6,400.4	$6,209.9

LIABILITIES
Accounts payable and accrued liabilities	$36.8	$33.6
Current income tax liabilities	6.9	9.6
Current liabilities	$43.7	$43.2

Deferred income tax liabilities	$145.1	$135.4
Other liabilities	5.9	6.1
Total liabilities	$194.7	$184.7

SHAREHOLDERS’ EQUITY
Share capital (Note 16)	$5,647.2	$5,628.5
Contributed surplus	16.2	16.1
Retained earnings	605.3	484.9
Accumulated other comprehensive loss	(63.0)	(104.3)
Total shareholders’ equity	$6,205.7	$6,025.2

Total liabilities and shareholders’ equity	$6,400.4	$6,209.9

The condensed consolidated financial statements and accompanying notes can be found in our Q1 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars and shares, except per share amounts)

	For the three months ended
	March 31,
	2022	2021
Revenue (Note 10)	$338.8	$308.9

Costs of sales
Costs of sales (Note 11)	$43.6	$40.6
Depletion and depreciation	74.6	71.2
Total costs of sales	$118.2	$111.8
Gross profit	$220.6	$197.1

Other operating expenses (income)
General and administrative expenses	$5.6	$4.2
Share-based compensation expenses (Note 12)	4.3	2.0
Gain on sale of gold bullion	(1.3)	(0.6)
Total other operating expenses (income)	$8.6	$5.6
Operating income	$212.0	$191.5
Foreign exchange gain (loss) and other income (expenses)	$6.2	$(0.1)
Income before finance items and income taxes	$218.2	$191.4

Finance items (Note 14)
Finance income	$0.7	$0.7
Finance expenses	(0.9)	(0.8)
Net income before income taxes	$218.0	$191.3

Income tax expense (Note 15)	36.0	19.8
Net income	$182.0	$171.5

Other comprehensive income

Items that may be reclassified subsequently to profit and loss:
Currency translation adjustment	$22.2	$9.4

Items that will not be reclassified subsequently to profit and loss:
Gain on changes in the fair value of equity investments
at fair value through other comprehensive income ("FVTOCI"),
net of income tax (Note 5)	19.7	18.6
Other comprehensive income	$41.9	$28.0

Comprehensive income	$223.9	$199.5

Earnings per share (Note 17)
Basic	$0.95	$0.90
Diluted	$0.95	$0.90
Weighted average number of shares outstanding (Note 17)
Basic	191.3	191.0
Diluted	191.7	191.3

The condensed consolidated financial statements and accompanying notes can be found in our Q1 2022 Quarterly Report available on our website

FRANCO-NEVADA CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

	For the three months ended
	March 31,
	2022	2021
Cash flows from operating activities
Net income	$182.0	$171.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	74.6	71.2
Share-based compensation expenses	1.6	1.4
Unrealized foreign exchange (gain) loss	(6.2)	0.1
Deferred income tax expense (recovery)	7.0	(2.3)
Other non-cash items	(1.7)	(1.2)
Acquisition of gold bullion	(9.5)	(10.5)
Proceeds from sale of gold bullion	16.1	7.5
Changes in other assets	(23.4)	(5.6)
Operating cash flows before changes in non-cash working capital	$240.5	$232.1
Changes in non-cash working capital:
Increase in receivables	$(16.8)	$(8.9)
Decrease in prepaid expenses and other	5.3	3.4
Increase (decrease) in current liabilities	1.6	(2.3)
Net cash provided by operating activities	$230.6	$224.3

Cash flows used in investing activities
Acquisition of royalty, stream and working interests	$(2.8)	$(190.3)
Acquisition of energy well equipment	(0.3)	(0.3)
Proceeds from sale of investments	1.5	12.2
Net cash used in investing activities	$(1.6)	$(178.4)

Cash flows used in financing activities
Payment of dividends	$(50.1)	$(41.8)
Credit facility amendment costs	—	(0.1)
Proceeds from exercise of stock options	2.5	—
Net cash used in financing activities	$(47.6)	$(41.9)
Effect of exchange rate changes on cash and cash equivalents	$2.0	$0.3
Net change in cash and cash equivalents	$183.4	$4.3
Cash and cash equivalents at beginning of period	$539.3	$534.2
Cash and cash equivalents at end of period	$722.7	$538.5

Supplemental cash flow information:
Dividend income received	$2.5	$5.0
Interest and standby fees paid	$0.6	$0.6
Income taxes paid	$22.5	$21.6

The condensed consolidated financial statements and accompanying notes can be found in our Q1 2022 Quarterly Report available on our website